SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 30549

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                 AMENDMENT NO. 1

                            INDUSTRIAL HOLDINGS, INC.
                                (Name of Issuer)

                            INDUSTRIAL HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                Class A Redeemable Common Stock Purchase Warrants

         (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of the Person(s)
                              Filing Statement)

================================================================================
       Transaction Valuation(1)                   Amount of Filing Fee
              $3,795,000                                $759.00
================================================================================

(1) Calculated in accordance with Rule 0-11(b), on the basis of 632,500 Class A Redeemable Common Stock Purchase Warrants outstanding as of November 6, 1996, which were valued at the exercise price of $6.00 per warrant.

      [ X ] Check box if any part of the fee is offset as provided by Rule
            0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $9,609.64
Form or Registration No.:   333-13323
Filing Party:   Industrial Holdings, Inc.
Date Filed:  October  2, 1996

         This Amendment No. 1 to Schedule 13E-4 relates to an offer (the "Offer") by Industrial Holdings, Inc. (the "Company"), upon the terms and conditions set forth in the Offering Circular- Prospectus, dated November 12, 1996, (the "Offering Circular-Prospectus"), a copy of which is filed as Exhibit 9(a) (2) hereto, to the holders ("Warrantholders") of its issued and outstanding Class A Redeemable Common Stock Purchase Warrants ("Class A Warrants") to exchange each Class A Warrant and $6.00 cash for one share of the Company's Common Stock, $.01 par value, one Class B Redeemable Common Stock Purchase Warrant ("Class B Warrant"), and one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant"), commencing on November 12, 1996 and ending on December 13, 1996, (the "Expiration Date") unless extended.

         The Offering-Circular Prospectus contains certain information relating to the Company's business, management and financial condition and is incorporated herein by this reference. The Offering Circular-Prospectus is part of the Company's Amendment No. 1 to its Registration Statement on Form S-1, which was declared effective by the Securities and Exchange Commission on November 12, 1996. The Offering Circular-Prospectus relates to up to an aggregate of 1,265,000 Class B and Class C Warrants to be issued in the Offer and to the issuance of up to 2,530,000 shares of the Company's Common Stock upon exercise of the Class A Warrants (632,500 shares), currently outstanding Class B Warrants (632,500 shares), and Class B and Class C Warrants to be issued in the Offer (1,265,000 shares).

ITEM 7.  FINANCIAL INFORMATION.

         Item 7 is being supplemented as follows: The materials referred to in
         (a)(2) and (4) of this Item are set forth below. Those sections require the requested financial information included in the most recent quarterly report filed under the Securities Exchange Act of 1934.

                  INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                      September 30   December 31
                                                          1996           1995
                                                      ------------   -----------
              ASSETS
Current assets:
   Cash and equivalents ............................   $ 1,131,091   $   428,430
   Accounts receivable - trade, net ................     6,026,847     5,640,253
   Inventories .....................................     8,781,641     7,945,871
   Equipment held for sale .........................       100,000       275,000
   Advances to shareholders ........................        17,436        65,210
   Notes receivable, current portion ...............       284,058       259,452
   Other current assets ............................       494,726       267,330
                                                       -----------   -----------
      Total current assets .........................    16,835,799    14,881,546

Property and equipment, net ........................    10,258,069     9,125,422
Notes receivable ...................................     1,249,150     1,475,956
Other assets .......................................       151,698       127,658
Goodwill, net ......................................     1,830,758     1,882,974
                                                       -----------   -----------
      Total assets .................................   $30,325,474   $27,493,556
                                                       ===========   ===========
      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable ...................................   $ 6,500,295   $ 6,688,570
   Accounts payable - trade ........................     4,609,891     4,748,339
   Accrued expenses and other ......................     1,049,947     1,213,176
   Current portion of long-term debt ...............     1,135,751       772,858
                                                       -----------   -----------
          Total current liabilities ................    13,295,884    13,422,943

Long-term debt, less current portion ...............     4,252,190     5,890,849
Deferred income taxes payable ......................       819,120       576,771
                                                       -----------   -----------
      Total liabilities ............................    18,367,194    19,890,563
                                                       -----------   -----------
Shareholders' equity:
   Common stock, $.01 par value, 20,000,000
      shares authorized 4,081,580 and 3,091,162
      shares issued and outstanding ................        40,816        30,912
   Additional paid-in capital ......................    11,134,824     7,553,662
   Retained earnings ...............................       782,640        18,419
                                                       -----------   -----------
      Total shareholders' equity ...................    11,958,280     7,602,993
                                                       -----------   -----------

Total liabilities and shareholders' equity .........   $30,325,474   $27,493,556
                                                       ===========   ===========
Book value per share ...............................   $      2.93   $      2.46
                                                       ===========   ===========

                        INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)



                                                 Nine Months ended September 30
                                                      1996             1995
                                                 ------------      -------------
Sales ......................................     $ 38,497,695      $ 28,795,285

Cost of sales ..............................       29,974,770        22,508,781
                                                 ------------      ------------
Gross profit ...............................        8,522,925         6,286,504

Operating expenses
   Selling, general and administrative .....        6,185,391         4,860,405
   Depreciation and amortization ...........          293,425           308,027
                                                 ------------      ------------
      Total operating expenses .............        6,478,816         5,168,432

Income from operations .....................        2,044,109         1,118,072

Other income
   Interest expense ........................         (960,340)         (726,998)
   Other income ............................           93,492           165,881
                                                 ------------      ------------
      Total other income (expenses) ........         (866,848)         (561,117)

Income before income taxes .................        1,177,261           556,955

Income tax expense .........................          413,040            73,049
                                                 ------------      ------------
Net income .................................     $    764,221      $    483,906
                                                 ============      ============
Earnings per share                               $        .19      $        .16
                                                 ============      =============

                        INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                              Nine Months
                                                           ended September 30
                                                           1996          1995
                                                       -----------    ---------
Cash flows from operating activities:
   Net income ......................................   $   764,221    $ 483,906
   Adjustments to reconcile net income
       to net cash provided (used) by operating
       activities:
      Depreciation and amortization ................       912,348      621,324
      Deferred income tax provision ................       242,349       73,049
      Loss on sales of equipment ...................          --         14,768
      Changes in current assets and liabilities:
        Accounts receivable and advances to
          shareholders .............................      (347,643)    (898,502)
        Inventory ..................................      (835,770)     (68,515)
        Notes receivable ...........................       202,200        5,688
        Other current assets .......................      (251,436)    (159,067)
        Accounts payable and accrued expenses ......      (301,677)     272,329
                                                       -----------    ---------
        Net cash provided by operating activities ..       384,592      344,980

Cash flows from investing activities:
   Purchase of property and equipment ..............    (1,752,269)    (496,211)
   Additional consideration paid to former
      shareholders of LEC and PVS ..................       (99,396)    (202,629)
                                                       -----------    ---------
       Net cash used by investing activities .......    (1,851,665)    (698,840)
                                                       -----------    ---------
Cash flows from financing activities:
   Net borrowings under revolving
        line of credit .............................       708,396       86,446
   Proceeds from long-term debt ....................       468,361         --
   Principal payments on notes payable,
      long-term debt and capital lease obligations .    (1,021,698)    (103,301)
   Proceeds from issuance of common stock ..........     2,014,675      261,300
                                                       -----------    ---------
     Net cash provided by financing activities .....     2,169,734      244,445
                                                       -----------    ---------
Net increase (decrease) in cash and equivalents ....       702,661     (109,415)
Cash and equivalents, beginning of period ..........       428,430      188,627
                                                       -----------    ---------
Cash and equivalents, end of period ................   $ 1,131,091    $  79,212
                                                       ===========    =========
Non-cash financing activities:
   Debt converted to equity ........................   $ 1,619,100

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is being supplemented as follows:

         (a)(2) Offering Circular-Prospectus Supplement dated November 25, 1996, to Offering Circular-Prospectus dated November 12, 1996.

         (b)(4) Corrected press release issued by the Company on November 12, 1996.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   November 25, 1996

                                    INDUSTRIAL HOLDINGS, INC.

                                    By: /s/ CHRISTINE A. SMITH
                                            Christine A. Smith
                                            Vice President and
                                          Chief Financial Officer

                                 ITEM 9.(A)(2)

OFFERING CIRCULAR - PROSPECTUS SUPPLEMENT
(TO OFFERING CIRCULAR-PROSPECTUS DATED NOVEMBER 12, 1996)

                           INDUSTRIAL HOLDINGS, INC.

             OFFER TO EXCHANGE ONE CLASS A REDEEMABLE WARRANT FOR
        ONE SHARE OF COMMON STOCK, ONE CLASS B REDEEMABLE WARRANT AND
                        ONE CLASS C REDEEMABLE WARRANT

================================================================================
     THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON DECEMBER 13,
        1996 AT 5:00 P.M., NEW YORK CITY TIME, UNLESS EXTENDED
================================================================================

CONSUMMATION OF THE AMERICAN ACQUISITION

      On November 18, 1996, Industrial Holdings, Inc. (the "Company") acquired all of the capital stock of American Rivet Company, Inc. ("American"), formerly a primary competitor of its subsidiary Landreth Engineering Company ("LEC"), for a purchase price of $11.2 million (the "American Acquisition").

      The first paragraph of "Recent Developments" on page 5 of the Offering Circular-Prospectus, dated November 12, 1996 (the "Offering Circular-Prospectus), the second paragraph of "Use of Proceeds" on page 21 of the Offering Circular-Prospectus, the paragraph titled "Recent Developments" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 34 and the paragraph titled "Recent Developments" on page 40 of the Offering Circular-Prospectus are hereby amended and replaced to read in their entirety as follows:

      "On November 18, 1996, Industrial Holdings, Inc. (the "Company") acquired all of the capital stock of American Rivet Company, Inc. ("American"), formerly a primary competitor of its subsidiary Landreth Engineering Company ("LEC"), for a purchase price of $11.2 million (the "American Acquisition"). The American Acquisition purchase price was funded with cash and marketable securities of American, $1.8 million 8.25% term debt secured by American's machinery and equipment, $3.5 million 12% demand notes from a private source ("Bridge Financing"), a $2.0 million 8.25% demand note payable to Comerica Bank-Texas and secured by inventory and equipment of the Company and a $1.7 million 8.25% demand note and line of credit payable to Comerica Bank-Texas, secured by the inventory and receivables of American (the "Demand Note"). The Company anticipates that $1.6 million of the Bridge Financing will be replaced by the proceeds from term debt to be entered into subsequent to the completion of the American Acquisition and secured by the real estate of American and that the remaining $1.9 million Bridge Financing will be repaid through future debt or equity financing. The Company anticipates that it will use the majority of the estimated $3,695,000 net proceeds from the exercise of the Class A Warrants to repay the Company's Demand Note incurred in connection with the American Acquisition."

      The third sentence of the second paragraph of "Recent Developments" on page 5 of the Offering Circular-Prospectus is hereby amended and replaced to read as follows:

      "Net sales of American were $8.7 million for its fiscal year ended August 31, 1996."


        The date of this Offering Circular-Prospectus Supplement is November 25, 1996.

                    SELECTED OPERATIONAL AND FINANCIAL DATA

      The Company reported net income of $205,794 for the quarter ended September 30, 1996 as compared to net income of $129,817 for the quarter ended September 30, 1995. Net income was $764,221 for the nine months ended September 30, 1996 compared to $483,906 for the nine months ended September 30, 1995. Sales for the quarter and nine months ended September 30, 1996 were $12,870,367 and $38,497,695, respectively compared to sales for the quarter and nine months ended September 30, 1995 of $9,072,490 and $28,795,285, respectively.

      At September 30, 1996, the Company had working capital of $3,539,915, long-term debt of $4,252,190 and shareholders' equity of $11,958,280.

                             QUARTER ENDED SEPT. 30   NINE MONTHS ENDED SEPT. 30
                             ----------------------   --------------------------
                                   (UNAUDITED)              (UNAUDITED)
OPERATIONS DATA:
(IN THOUSANDS EXCEPT EPS) ..      1996      1995            1996       1995
                                  ----      ----            ----       ----
SALES ......................   $12,870    $9,072          $38,498    $28,795

OPERATING INCOME ...........       573       352            2,044      1,118

INCOME BEFORE
INCOME TAXES ...............       332       169            1,177        557

INCOME TAX EXPENSE .........       126        39              413         73

NET INCOME .................       206       130              764        484

EARNINGS PER SHARE .........   $   .05    $  .04          $   .19    $   .16

WEIGHTED AVERAGE COMMON AND
COMMON STOCK EQUIVALENTS ...     4,559     3,151            4,102      3,102

BALANCE SHEET DATA                SEPTEMBER 30, 1996          DECEMBER 31, 1995
  (IN THOUSANDS)                  ------------------          -----------------
WORKING CAPITAL .............           $ 3,540                   $ 1,459

TOTAL ASSETS ................            30,325                    27,494

LONG-TERM OBLIGATIONS .......             4,252                     5,891

TOTAL LIABILITIES ...........            18,367                    19,891

SHAREHOLDERS' EQUITY ........            11,958                     7,603

BOOK VALUE PER SHARE ........           $     2.93                $     2.46

     Holders of Class A Warrants wishing to receive a copy of the Company's Report on Form 10-Q for the quarter ended September 30, 1996 (the "Form 10-Q") may obtain one without charge by making a written request to Deborah Bonefas, Industrial Holdings, Inc., 7135 Ardmore, Houston, Texas 77054 or by calling Ms. Bonefas at (713) 747-1025. In addition, the Form 10-Q may be inspected and copied at the public reference facilities maintained by the Commission at the address set forth under "Available Information" in the Offering Circular-Prospectus.

                                 ITEM 9.(B)(4)

FOR IMMEDIATE RELEASE                                  FOR INFORMATION CONTACT
ALL NAMES VERIFIED                                         ROBERT E. CONE, CEO
                                                                (713) 747-1025

                          INDUSTRIAL HOLDINGS, INC.
                              COMMENCES OFFER TO
                       CLASS A REDEEMABLE WARRANTHOLDERS

HOUSTON, TX (NOVEMBER 12, 1996) - Industrial Holdings, Inc. (NASDAQ/NMS-IHII) announces today that it has commenced its offer (the "Offer") to the holders of its Class A Redeemable Warrants to exchange each Class A Warrant and $6.00 for one share of IHI Common Stock and, as an incentive, one new Class B Redeemable Warrant and one newly created Class C Redeemable Warrant. Each Class B Redeemable Warrant and each Class C Redeemable Warrant will be exercisable and entitle the holder to purchase one share of Common Stock at an exercise price of $10.00 and $15.00, respectively. The Class B and Class C Redeemable Warrants will expire January 14, 1999. However, each Class B Redeemable Warrant and Class C Redeemable Warrant may be sooner redeemed by the Company, if for a period of 20 consecutive trading days the closing bid price of the Common Stock equals or exceeds $12.00 per share and $20.00 per share, respectively. In addition, the expiration date of the currently outstanding Class B Redeemable Warrants has been extended to January 14, 1999.

The Offer and withdrawal rights will expire on December 13, 1996 at 5:00 p.m., New York City time, unless extended.

Industrial Holdings is a holding company organized to operate light-niche manufacturing and distribution companies, with growth potential internally and by acquisition.